UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2011

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Reports Unaudited Fourth Quarter 2010 Financial Results	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange  Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: March 2, 2011
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

KongZhong Corporation Reports Unaudited Fourth Quarter 2010 Financial Results

Beijing, China, March 2nd, 2011 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced its unaudited fourth quarter 2010 and full year 2010 financial results.

Fourth Quarter 2010 Financial Highlights:

(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on United States Generally Accepted Accounting Principles (GAAP) and denominated in US dollars)

●
Revenues inline with guidance – Total revenues for the Fourth Quarter of 2010 (“4Q10”) increased 5% year-over-year (“YoY”) to US$ 36.0 million (“mn”), inline with the Company’s 4Q10 revenue guidance range of US$ 35.5 mn to US$ 36.5 mn.

●	Gross profit inline with guidance – Total gross profit was US$ 15.96 mn for 4Q10, inline with the Company’s 4Q10 guidance range of US$ 15.5 mn to US$ 16.5mn.
●
Net income grew quarter-over-quarter (“QoQ”) and YoY – Net income in 4Q10 was US$ 5.01 mn a 330% increase compared to US$ 1.17 mn in 3Q10 and a 149% increase compared to US$ 2.0 mn in 4Q09. Basic net income per ADS was US$ 0.13 based on 37.31 mn ADS while diluted net income per ADS was US$ 0.13 based on 39.08 mn ADS outstanding as of December 31, 2010.

●
Non-GAAP net income exceeds guidance – Non-GAAP net income was US$ 7.27 mn, exceeding the Company’s guidance range of US$ 5.5 mn to US$ 6.5 mn, while Non-GAAP diluted net income per ADS was US$ 0.18 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●	Cash and cash equivalents – As of December 31, 2010, the Company had US$ 157.17 mn in cash and cash equivalents or US$ 4.21 per basic ADS in cash and cash equivalents.

Full Year 2010 Financial Highlights:

●	Total revenues were $149.58 million for the full year 2010, or a 14% YoY increase. Of which WVAS revenues were $83.28 mn, Mobile games revenues were $49.17 mn and Internet games were $17.13 mn.
●	Full year gross margin was 44%. Of which WVAS gross margin was 40%, Mobile games gross margin was 38% and Internet games gross margin was 82%.
●	Full year net income was stable – Net income in 2010 was US$ 11.92 mn, compared to 2009 net income of US$ 12.58 mn.
●	Full year Non-GAAP net income increased – Non-GAAP net income was US$22.85 mn, a 13% increase compared to 2009 full year Non-GAAP net income of US$ 20.15 mn

Commenting on the results, the Company's Chairman and Chief Executive Officer, Leilei Wang, said, "KONG achieved our highest quarterly net profit and non-GAAP net profit since I joined the Company, driven by our diversification into Internet games, cost efficiencies and a stabilizing WVAS market. With the strong performance from Internet games helping to balance the challenges in WVAS, I believe our diversification into Internet games has been a success.

“In 4Q, we launched Shengmozhixue, (or Shengmo) our self-developed 3D MMORPG game with a Western-style fantasy theme. Shengmo outperformed our expectations as we have begun to introduce more console game quality action special effects into our games, differentiating ourselves from other Chinese online games, which helped lead to better player acceptance and retention during the quarter.

“At the end of February 2011, World of Tanks (“WoT”) in China had over 900k registered users and exceeded 90k PCUs during the closed beta testing stage. With a stronger than expected response from Chinese gamers we have moved up the open beta test period to begin on March 15th.

“Already one of the top games in it’s home market of Russia, we believe WoT has the potential to be one of the top online team-based shooters in the China market and a significant contributor to KONG's profitability beginning in the 2nd quarter of 2011. ”

Noteworthy Items:

•	World of Tanks - During closed beta testing stage, achieved over 900k registered users and over 90k PCUs as of February 28th.
•	Kung Fu Hero (Self-developed 3D MMORPG) - Technical closed beta testing began on February 28th. Open beta test planned for 3Q 2011.
•	Emofaze 2 (Self-developed 3D MMORPG) – Second title in Emofaze series. Open beta test planned by end of 2011.
•
KongZhong prepaid 70% of the aggregate principal amount of the 5-year convertible senior note for US$ 9.31 million in cash, plus any accrued but unpaid interest on the note in February 2011. The prepaid portion of the note has rights to be converted into 1.33 million American Depositary Shares (ADS) equivalent to 53.2 million ordinary shares, representing about 3.6% of KongZhong’s total shares outstanding as of December 31, 2010.

Financial Results:

	For the Three Months Ended December 31, 2009 (US$ thousands)*	For the Three Months Ended September 30, 2010 (US$ thousands)*	For the Three Months Ended December 31, 2010 (US$ thousands)*
Revenues	$34,334	$37,669	$36,009
WVAS	26,985	20,779	17,323
Mobile Games	7,349	13,931	12,763
Internet Games	-	2,959	5,923

Sales Tax	$641	$694	$896
WVAS	493	407	228
Mobile Games	148	225	195
Internet Games	-	62	473

Cost of Revenue	$18,037	$21,366	$19,157
WVAS	14,526	11,947	10,389
Mobile Games	3,511	8,659	8,109
Internet Games	-	760	659

Gross profit	$15,656	$15,609	$15,956
WVAS	11,966	8,425	6,706
Mobile Games	3,690	5,047	4,459
Internet Games	-	2,137	4,791

Gross profit ratio	46%	41%	44%
WVAS	44%	41%	39%
Mobile Games	50%	36%	35%
Internet Games	-	72%	81%

* During the 3rd quarter 2010, we consolidated the majority of our Wireless Internet Services (WIS) business line into our WVAS. The financial information for each business line has been adjusted retrospectively to reflect this change in business lines.

Revenues

WVAS Revenues

WVAS revenues in 4Q10 were US$ 17.32 mn, a 17% decrease from 3Q10 and a 36% decrease from the same period last year.  WVAS revenues declined due to the ongoing implementation of WVAS policy restrictions from our mobile operator partners.  Relative to our prior US$ 18.5 mn guidance for WVAS revenues in 4Q10, the shortfall was due to a slightly more restrictive policy environment than we had previously estimated in 4Q10, however, we now expect a recovery in our WVAS business in the coming quarters as the WVAS operating environment has stabilized.

In 4Q10, 2G revenues represented 89% of total newly reported WVAS revenues, while 2.5G services made up 11% of total WVAS revenues.

WVAS made up 48.1% of total revenues in 4Q10.

Mobile Games Revenues

Total mobile game revenues in 4Q10 were US$ 12.76 mn, a 74% increase from the same period last year but an 8% decrease from 3Q10.

Revenues from downloadable mobile games were US$ 12.32 mn representing an 89% increase from the same period last year but a decrease of 6% from 3Q10. 4Q10 downloadable mobile game revenues were impacted by the ongoing reduction in marketing activities by our mobile operator partners as well as year-end subscriber confirmation notices, which led to higher than prior period churn rates. In 4Q10, average monthly mobile game subscribers were maintained at roughly 2.0 mn per month, at a similar level compared to 3Q10.

Revenues from mobile multi-player online games ("MMO" or “online mobile games”) were US$ 0.45 mn, a decrease of 49% from 3Q10, and a decrease of 46% from the same period last year.   All three of our online mobile games experienced a sequential decline in revenues due to product lifecycle and competitive issues.

Revenues from downloadable mobile games made up 97% of total mobile game revenues compared to 94% in 3Q10.  Revenues from online mobile games made up roughly 3% of total mobile game revenues compared to 6% in 3Q10.

Mobile game revenues made up 35.4% of total revenues in 4Q10.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 5.92 mn in 4Q10, a 100% increase from 3Q10. Net Game revenues outperformed our expectations due to the strong performance of Shengmozhixue, our self-developed 3D MMORPG title and also from the licensing of our online games to overseas markets such as Taiwan, SE Asia, Hong Kong, Korea, Japan and North America.  During the quarter, Loong, Xiakexing and Shengmozhixue license fees all contributed to overseas revenues.

Specific to Shengmozhixue, our in-house development team had begun to improve the action gameplay component of this 3D MMORPG title, which led to better than expected user acceptance and retention.  The Company expects that in the future, another key differentiator of 3D online games in China will be the ability for game developers to incorporate more and more complex action special effects into MMORPG games and have begun to focus our future development efforts towards this.

Total overseas revenues as a percentage of total Net game revenues in 4Q10 were 39% compared to 18% in 3Q10.

For the 4Q10 3-month period, mainland China online game operations achieved average concurrent users (“ACUs”) of 81k compared to 69k in 3Q10 and aggregate paying accounts (“APAs”) of 120k with quarterly ARPU of RMB 201 compared to 69k APAs with quarterly ARPU of RMB 240 in 3Q10.

Net game revenues made up 16.5% of total revenues in 4Q10.

Gross Profit

Total gross profit was US$ 15.96 mn in 4Q10, a 2% increase compared to 3Q10, and a 2% increase compared to the same period last year. Total gross margin was 44% in 4Q10 compared to 41% in 3Q10.

WVAS Gross Profit

WVAS gross profit in 4Q10 was US$ 6.71 mn, a 20% decrease from 3Q10 and a 44% decrease compared to the same period last year.  4Q10 WVAS gross margin was 39% compared to 41% in 3Q10 as ongoing policy measures led us to rely more on higher cost distribution channels as a percentage of WVAS revenues compared to previous periods.

Mobile Game Gross Profit

Mobile games gross profit in 4Q10 was US$ 4.46 mn, a 21% increase compared to the same period last year but a 12% decrease from 3Q10.  4Q10 mobile games gross margin was 35% compared to 36% in 3Q10.  We had previously expected mobile game gross margins to improve from 3Q10 levels, but the higher margin distribution channels we had expected to promote our mobile game services through during the period were impacted by certain mobile operator policies and churn rates.

Internet Game Gross Profit

Internet game gross profit in 4Q10 was US$ 4.79 mn, a 124% increase from 3Q10.  Internet game gross margin was 81% in 4Q10, an increase from the 72% gross margin level in 3Q10.  Net game gross profit improved significantly from 3Q10 due to the better than expected performance of Shengmozhixue and the higher contribution from overseas license fees which were recognized in the quarter.

Operating Expenses

	For the Three Months Ended December 31, 2009 (US$ thousands)	For the Three Months Ended September 30, 2010 (US$ thousands)	For the Three Months Ended December 31, 2010 (US$ thousands)
Product development	$4,221	$6,209	$4,771
Sales and marketing	4,953	5,302	4,125
General and administrative	2,856	2,859	2,134
Provision for impairment of goodwill and intangibles	-	-	8,729
Total Operating Expenses	$12,030	$14,370	$19,759

Total operating expenses included a US$ 8.73 mn provision for impairment of goodwill and intangibles. Excluding this provision, total operating expenses decreased 23.2% to US$ 11.03 mn in 4Q10 compared to US$ 14.37 mn in 3Q10, as the efforts we undertook in the 2nd half of 2010 to streamline our WVAS and WIS teams resulted in ongoing cost savings for the Company.

Product development expenses in 4Q10 were US$ 4.77 mn compared to US$ 6.21 mn in 3Q10 or a 23% decrease.

Sales and marketing expenses in 4Q10 were US$ 4.13 mn compared to US$ 5.30 mn in 3Q10 and US$ 4.95 mn in the same period last year.

General and administrative expenses in 4Q10 were US$ 2.13 mn compared to US$ 2.86 mn in 3Q10, or a decrease 25% quarter-over-quarter.

The Company’s total headcount decreased to 1,050 at the end of 4Q10 compared to 1,065 at the end of 3Q10.

Operating Profit/(Loss)

Operating loss for 4Q10 was US$ 3.80 mn compared to operating profit US$ 1.24 mn in 3Q10, mainly due to the US$ 8.73 mn provision for impairment of goodwill and intangibles.

Other Items

Impairment of Long-term Investment

During 4Q10, the Company deemed its investment in Xin Chuang Hang Yuan Technology Co., Ltd., (“XCHY”) to be impaired and recognized a US$ 1.51 mn investment impairment loss.  In May 2008, we entered into a definitive agreement with XCHY, a company that provides electronic coupons on mobile phones, to acquire 19.9% of the total equity interest of XCHY. As of December 31st 2010, the Company no longer had any value related to our investment in XCHY as part of long-term investments.

Government Subsidy

In 4Q10, the Company recognized a gain of US$ 338k from various government subsidies related to the development of both Internet and mobile games.

Revised Total Consideration and Impairment Test for Dacheng

As announced on December 15th 2009, the Company entered into a transaction to acquire Shanghai Dacheng Network Technology Co., Ltd. (Dacheng), where the total consideration price was estimated to be US$ 75.17 mn at the time of closing.  However based on the actual estimated 2010 performance of Dacheng, a revised total consideration for Dacheng was re-calculated downwards to US$ 64.28 mn.  The goodwill and intangibles associated with Dacheng were impaired due to lowered expectations in the Company’s operating forecast compared to the forecast made at the acquisition date.

Based on the revised estimated total consideration, we recognized a US$ 10.89 mn change of contingent payable in 4Q.

In addition, as of December 31, 2010, based on a 3rd party appraisal of our Internet game business, the fair value of the goodwill and intangible assets associated with our Internet games segment decreased. This adjustment in goodwill and intangible assets was US $8.73 mn in 4Q10.

However, the combined effects of the change in total estimated consideration and the change in goodwill and intangible asset value for Dacheng was a US$ 2.17 mn net gain.

Earnings

Net income and Non-GAAP net income in 4Q10 were US$ 5.01 mn and US$ 7.27 mn, respectively.  Diluted earnings per ADS and diluted Non-GAAP earnings per ADS were US$ 0.13 and US$ 0.18 in 4Q10, respectively.

Total diluted ADS outstanding as of December 31, 2010 were 39.08 mn, compared to 38.28 mn as of September 30, 2010.

	Balance as of September 30, 2010	Balance as of December 31, 2010
Basic ADS	37.05	37.31
Add: Outstanding options and nonvested shares	0.90	1.16
Warrant to NGP	0.33	0.61
Diluted ADS	38.28	39.08

Note:  Basic ADS as of December 31st 2010 includes 1.07 mn ADS issued as part of 1st payment to shareholders of Dacheng Networks.

Balance Sheet

As of December 31, 2010, the Company had $157.17 mn in cash and cash equivalents or US$ 4.21 per basic ADS in cash and cash equivalents.

Final Payment for Dacheng

Based on the terms of our agreement with the shareholders of Dacheng, we expect the final payment to Dacheng to be US$ 40.16 mn, of which roughly 64% (or US$ 25.6 mn) to be paid in ordinary shares of the Company and the remaining 36% (or US$ 14.6 mn) to be paid in cash, funded by cash on hand.

For the share portion, the number of shares to be issued will be determined by the 30-day historic trading average of our share price prior to the date of the third payment. We expect to finalize the last payment for Dacheng sometime before the end of 1Q 2011.

Business Outlook (For the 3-month period ending March 31, 2011):

The Company expects total revenues for 1Q11 to be within the range of US$ 38.5 mn to US$ 39.5 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 20.3 mn, mobile game revenues of US$ 13.5 mn and Online Game revenues of US$ 5.2 mn.

The Company expects total gross profit to be within the range of US$ 15.5 mn to US$ 16.5 mn, total operating profit to be US$ 4 mn to US$ 5 mn, net profit to be US$ 2 mn to US$ 3 mn (which includes an estimated US$ 1.6 mn non-cash expense related to the early extinguishment of the portion of NGP convertible notes prepaid), while Non-GAAP net profit is expected to be between US$ 6 mn to US$ 7 mn.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on March 3rd, 2011 (7:30 pm Eastern time and 4:30 pm Pacific time on March 2nd 2011).  A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Three Months Ended December 31, 2009	For the Three Months Ended September 30, 2010	For the Three Months Ended December 31, 2010

Revenues	$34,334	$37,669	$36,009
Sales Tax	641	694	896
Cost of revenues	18,037	21,366	19,157
Gross profit	15,656	15,609	15,956
Operating expenses
Product development	4,221	6,209	4,771
Sales & marketing	4,953	5,302	4,125
General & administrative	2,856	2,859	2,134
Provision for impairment of goodwill and intangibles	-	-	8,729
Total operating expenses	12,030	14,370	19,759
Operating profit (loss)	3,626	1,239	(3,803)
Government subsidy	-	-	338
Interest income	600	603	779
Investment income	88	230	265
Change of contingent payable	-	-	10,894
Investment impairment loss	1,500	-	1,510
Interest expense on convertible notes	234	277	277
Income before tax expense	2,580	1,795	6,686
Income tax expense	563	628	1,671
Net income	$2,017	$1,167	$5,015

Basic earnings per ADS	$0.06	$0.03	$0.13
Diluted earnings per ADS	$0.05	$0.03	$0.13
Weighted average ADS outstanding (mn)	34.33	37.05	37.31
Weighted average ADS used in diluted EPS calculation (mn)	39.27	38.28	39.08

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Twelve Months Ended December 31, 2009	For the Twelve Months Ended December 31, 2010
Revenues	$131,298	$149,583
Sales Tax	2,885	3,209
Cost of revenues	65,947	80,238
Gross profit	62,466	66,136
Operating expenses
Product development	18,272	23,965
Sales & marketing	17,821	18,975
General & administrative	10,187	10,482
Provision for impairment of goodwill and intangibles	-	8,729
Total operating expenses	46,280	62,151
Operating income	16,186	3,985
Government subsidy	-	338
Interest income	3,114	2,343
Investment income	207	883
Change of contingent payable	-	10,894
Loss from impairment of cost method investment	1,500	1,510
Interest expense on convertible notes	726	1,060
Subtotal	1,095	11,888
Income before tax expense	17,281	15,873
Income tax expense	4,698	3,950
Net income	$12,583	$11,923

Basic earnings per ADS	$0.40	$0.33
Diluted earnings (per ADS	$0.33	$0.31
Weighted average ADS outstanding (million)	34.63	36.67
Weighted average ADS used in diluted EPS calculation (million)	38.44	38.70

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2010
Cash Flows From Operating Activities
Net Income (Loss)	$12,583	$11,923
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	4,212	5,000
Depreciation and amortization	2,941	7,691
Disposal of property and equipment	72	5
Provision of bad debt	266	46
Investment impairment loss	1,500	1,510
Goodwill and Intangible asset impairment loss	-	8,729
Change of contingent payable	-	(10,894)
Amortization of the debt discount	300	586
Investment income	(207)	(868)
Changes in operating assets and liabilities	(6,378)	2,335
Net Cash Provided by Operating Activities	15,289	26,063

Cash Flows From Investing Activities
Purchases of business, net of cash acquired	(6,687)	(9,854)
Purchase of property and equipment	(1,599)	(1,718)
Proceeds from disposal of property	3	7
Net Cash Used in Investing Activities	(8,283)	(11,565)

Cash Flows From Financing Activities
Proceeds from issuance of convertible note	6,775	-
Proceeds from exercise of share options	467	424
Stock repurchase	(11,108)	-
Net Cash Used in Financing Activities	(3,866)	424

Effect of foreign exchange rate changes	95	2,960

Net increase in Cash and Cash Equivalents	3,235	17,882
Cash and Cash Equivalents, Beginning of Period	$136,054	$139,289
Cash and Cash Equivalents, End of Period	$139,289	$157,171

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ thousands)
(Unaudited)

	December 31, 2009	September 30, 2010	December 31, 2010

Cash and cash equivalents	$139,289	$138,541	$157,171
Short-term investments	101	72	20
Accounts receivable (net)	25,277	33,400	21,794
Other current assets	4,908	3,457	5,979
Total current assets	169,575	175,470	184,964

Rental deposits	597	650	584
Intangible assets (net)	2,285	11,450	4,452
Property and equipment (net)	3,116	4,160	3,739
Long-term investments	1,464	1,494	-
Goodwill	23,042	92,186	87,706
Total assets	$200,079	$285,410	$281,445

Accounts payable(including accounts payable of the consolidated VIE without recourse to KongZhong Corporation of $13,232 , $10,294 and $9,871 as of December 31, 2009 and September 30and December 31, 2010, respectively)	$13,265	$10,320	$9,910
Deferred revenue(including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $0, $3,472 and $2,550 as of December 31, 2009 and September 30and December 31, 2010, respectively)	-	$3,472	$2,550
Other current liabilities(including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $4,646, $6,294 and $8,214 as of December 31, 2009 and September 30and December 31, 2010, respectively)	10,300	65,740	51,015
Total current liabilities	23,565	79,532	63,475

Convertible notes	3,001	3,275	3,553
Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $472, $2,802 and $477 as of December 31, 2009 and September 30 and December 31, 2010, respectively)	472	2,802	477
Total liabilities	$27,038	$85,609	$67,505

Shareholders’ equity	173,041	199,801	213,940
Total liabilities & shareholders’ equity	$200,079	$285,410	$281,445

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, interest expense on convertible notes, impairment of goodwill and intangibles, change of contingent payable and investment impairment loss.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended December 31, 2009 (US$ thousands)	For the Three Months Ended September 30, 2010 (US$ thousands)	For the Three Months Ended December 31, 2010 (US$ thousands)
GAAP Net Income (Loss)	$2,017	$1,167	$5,015
Share-based compensation	1,248	1,299	1,299
Financial expense on convertible notes	234	277	277
Amortization of intangibles	441	1,388	1,330
Impairment of goodwill and intangibles	-	-	8,729
Change of contingent payable	-	-	(10,894)
Investment impairment loss	1,500	-	1,510
Non-GAAP Net Income	$5,440	$4,131	$7,266

Non-GAAP diluted net income per ADS	$0.13	$0.10	$0.18

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to convertible notes issued to Nokia Growth Partners, or equivalent to 40.98 million ADS.

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have also offered news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our Internet games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment;  the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Jing Wu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: wujing@kongzhong.com